Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our amended and restated certificate of incorporation and our amended and restated by-laws.

General

EVmo, Inc. (the “Company,” “we,” “our,” and “us”) is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 100,000,000 shares of capital stock, consisting of 90,000,000 shares of common stock, $0.000001 par value per share, and 10,000,000 shares of preferred stock, $0.000001 par value per share.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights

Subject to limitations under Delaware law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters

The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our authorized preferred stock consists of 10,000,000 shares of preferred stock, par value $0.000001 per share. As of the date of this annual report on Form 10-K, 2,000,000 shares of preferred stock have been designated as Series A non-voting convertible preferred stock, none of which have been issued, and 230,550 shares have been designated as Series B non-voting convertible preferred stock, of which 230,375 shares were issued in 2021. However, all such shares have either been converted into common stock or redeemed by us by the date of this annual report on Form 10-K. Our Board has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the further issuance of any preferred stock, the issuance of preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	Restricting dividends on the common stock;
●	Diluting the voting power of the common stock;
●	Impairing the liquidation rights of the common stock; or
●	Delaying or preventing a change-in-control of the Company without further action by the stockholders.

Warrants

On March 8, 2018, the Company issued a warrant to purchase a total of 1,500,000 shares of Company common stock at the exercise price of $4.00 per share. The shares of Company common stock underlying this warrant were registered as part of our initial public offering.

In November 2019, the Company issued two warrants, one each to the underwriters of our initial public offering of common stock. Each warrant was for 65,625 common shares at an exercise price of $5.00 per share.

In April 2021, in connection with a financing transaction, the Company issued a warrant for 187,500 common shares at an exercise price of $3.00 per share. The terms of the financing required us to issue additional warrants each month until such time as there were no securities outstanding other than the warrants. The Company issued eight warrants, each for 93,750 common shares, at an exercise price of $3.00.

On July 8, 2021, as part of a financing transaction, the Company issued a warrant to purchase a total of 450,000 shares of common stock at the exercise price of $2.10 per share. On October 7, 2021, the Company issued an additional warrant to the same holder, this time for 900,000 common shares at an exercise price of $0.93. After our common stock offering and the conversion of our Series B preferred stock into common stock in January 2022, these warrants were adjusted according to their terms as follows: the warrant for 450,000 shares was adjusted to 711,656 shares at an exercise price of $1.33 and the warrant for 900,000 shares was adjusted to 1,174,311 shares at an exercise price of $0.71.

Options

2016 Equity Incentive Plan

On November 30, 2016, we adopted our 2016 Equity Incentive Plan (the “Plan”) to reward and provide incentives to our officers, directors, employees, consultants and other eligible participants. We set aside options to purchase up to 10,000,000 shares of common stock for issuance under the Plan, which may be granted in the form of either incentive stock options or non-qualified stock options. Our Board of Directors administers the Plan and has the authority: (i) to select the Plan recipients, the time or times at which awards may be granted, the number of shares to be subject to each option awarded, the vesting schedule of the options, and the price at which the options may be exercised, and (ii) to amend the Plan.